January 27, 2014

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Enviva Partners, LP

Draft Registration Statement on Form S-1

Submitted December 6, 2013

File No. 377-00391

Ladies and Gentlemen:

Set forth below are the responses of Enviva Partners, LP (the “Registrant”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2013, with respect to Draft Registration Statement on Form S-1, File No. 377-00391, which was submitted to the Commission on December 6, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, the Registrant is submitting through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The Registrant is also concurrently providing certain information responsive to comments 11 and 12 in a separate letter to the Staff.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures 101512.htm.

RESPONSE: The Registrant acknowledges the Staff’s comment and advises that it will follow the guidance provided by the Staff in the announcement cited above.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

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2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/ divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

RESPONSE: The Registrant acknowledges that the Staff may publicly post filing review correspondence and respectfully advises the Staff that it will comply with the confidential treatment procedures if it intends to use Rule 83 to request confidential treatment of information in the correspondence.

3.	Please include all information that is not eligible to be omitted pursuant to Rule 430A in your next amendment. For example, we note that you have omitted information on pages 55-58 relating to the estimated cash available for distribution and you appear to have a placeholder on page 58 for disclosure relating to assumptions and considerations.

RESPONSE: The Registrant has revised the Registration Statement to fill in many of the blanks contained in its initial filing. The Registrant acknowledges that a number of blanks remain for the number of units to be offered, a price range, and other information derived from such proposed valuation, as noted by the Staff in Comment 4 below. The Registrant respectfully advises that such information, which is in part dependent on market conditions, will be included in subsequent amendments to the Registration Statement that will be filed sufficiently in advance of the distribution of the preliminary prospectus to allow the Staff adequate time to review.

4.	We note that you have omitted the number of units to be offered, a price range, and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE: The Registrant will provide an estimated price range and related disclosure to the Staff as soon as it is available. The Registrant acknowledges that the Staff needs sufficient time to review the disclosure and that the disclosure may raise issues on areas not previously commented upon.

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are

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published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Registrant respectfully advises the Staff that, as of the date of this correspondence, it has not prepared or used, nor authorized anyone to prepare or use, any communications specified in Section 5(d) of the Securities Act, and it is not aware of any research reports specified in the Staff’s comment above. To the extent that such written communications or research reports are prepared, the Registrant will promptly submit copies to the Staff.

6.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the partnership. Refer to Part 19 of SEC Industry Guide 5.

RESPONSE: The Registrant will provide the Staff with any sales materials prior to its use, and acknowledges its obligations with respect to the content thereof specified in Part 19 of SEC Industry Guide 5.

7.	As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

RESPONSE: The Registrant will furnish the requested statement promptly after FINRA has made a determination with respect to the compensation to be paid to the underwriters. In addition, the Registrant will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements prior to submitting a request for accelerated effectiveness of the Registration Statement.

8.	We encourage you to submit all artwork and exhibits, including your legal opinion, tax opinion, form of underwriting agreement, and partnership agreement with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

RESPONSE: The Registrant will provide all artwork and each outstanding exhibit in the amendment to the Registration Statement that is submitted following such item’s completion, and will allow sufficient time for the Staff to review them and for the Registrant to respond to any comments that may result from the Staff’s review prior to submitting a request for accelerated effectiveness of the Registration Statement.

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Prospectus Cover Page

9.	Please revise your prospectus cover page to disclose in the bullet point list of risks that your tax treatment depends on your status as a partnership and if you do not qualify as a partnership, the cash available for distributions will be substantially reduced.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see the revised cover page of the prospectus included in Amendment No. 1.

10.	Please identify your lead underwriter(s) in your next amendment, or we will defer further review of your registration statement until this information is provided. Refer to Item 501(b)(8) of Regulation S-K.

RESPONSE: The Registrant has identified the lead underwriters in the offering. Please see the front and back prospectus cover pages and page 186 of Amendment No. 1.

Industry and Market Data, page v

11.	Please provide us with copies of the reports citing the market and industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing. Specifically, this includes reports cited to Hawkins Wright, the Department of Energy and Climate Change, the U.S. Forest Service, Forest2Market, and the data in the Industry Overview and Fiber Procurement sections. This also includes your statement on page 6 that more than 60% of Southern U.S. timber resources are owned by individuals and small companies. Additionally, please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. We may have additional comments after we review your response.

RESPONSE: The Registrant will supplementally provide copies of each third-party report referenced in the Registration Statement, highlighted to indicate the applicable portion or section containing the statistic and cross-referenced to the appropriate location in Amendment No. 1. The Registrant has revised the section titled “Industry and Market Data” in the prospectus to include statements that (i) it believes the reports contain the most recently available data and, therefore, are reliable, and (ii) it engaged Hawkins Wright to assist in preparation of the “Industry Overview” section but it has not funded any other source cited in the Registration Statement and is not affiliated with any source cited in the Registration Statement. Please see page v of Amendment No. 1.

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The Registrant respectfully advises the Staff that it has commissioned Hawkins Wright to assist in the preparation of the “Industry Overview” section of the prospectus. In this capacity, Hawkins Wright has (i) provided the Registrant statistical information contained in the prospectus relating to the utility-grade wood pellet industry and (ii) reviewed the “Industry Overview” section and confirmed to us that it accurately describes the utility-grade wood pellet industry. The Registrant has revised the Registration Statement to name Hawkins Wright as an expert. Please see page 192 of Amendment No. 1. In addition, the Registration Statement will include a signed consent of Hawkins Wright to be named in each Registration Statement that is publically filed with the Commission and each amendment thereto, consistent with Securities Act Rule 436.

The Registrant confirms that the other sources cited in Amendment No. 1 are widely available to the public. Therefore, we believe consents are not required to be filed in connection with the inclusion of information from such sources.

Summary, page 1

Enviva Partners, LP, page 1

Overview, page 1

12.	In the first sentence, you state that you “are the world’s largest supplier of utility-grade wood pellets to major power generators.” Here and throughout the prospectus, please disclose the measure or measures (e.g., volume, sales, etc.) by which you are the world’s largest supplier. In addition, please provide us with supplemental support for this statement, as well as the statement in the first paragraph that your existing production constitutes 14% of current global utility-grade wood pellet supply and the statement on page 2 that your 1.6 million MTPY production capacity represents approximately 17% of total European market demand.

RESPONSE: The Registrant has revised the Registration Statement to indicate that the Registrant is the world’s largest supplier by volume of utility-grade wood pellets. Please see pages 1, 3, 7, 78, 112, 119, 127, F-7, F-29 and F-56 of Amendment No. 1. The Registrant respectfully believes this statement is supported on page 109 of Amendment No. 1 by the graph depicting current global utility-grade wood pellet production by major producers, which information was provided by Hawkins Wright. Similarly, the statement that the Registrant’s existing production constitutes 14% of current global utility-grade wood pellet production was determined using the approximately 11.0 million metric tons per year (“MTPY”) figure for global capacity to produce utility-grade wood pellets disclosed on page 108 of Amendment No. 1. Additionally, the statement that the Registrant’s current production capacity represents approximately 17% of total European market demand was determined using the 9.47 million MTPY figure for 2013 total European utility-grade wood pellet

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demand indicated in the table on page 106 of Amendment No. 1. Both the current worldwide production capacity and current European market demand figures were also provided by Hawkins Wright.

Our Assets and Operations, page 2

13.	In note (2) to the table on page 2, you state that the relevant annual production amount represents expected annual production following ramp-up of operations. Please disclose when you expect to finalize such ramp-up of operations. Please make similar disclosures throughout the prospectus, including Management’s Discussion and Analysis and Business sections.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see pages 2, 79 and 116 of Amendment No. 1.

Formation Transactions and Partnership Structure, page 9

14.	In the first bullet point, you state that your “sponsor will contribute Enviva, LP and its general partner” to you. Please clarify this statement as your other disclosures and the organization chart on page 10 appear to indicate that the sponsor will contribute Enviva, LP and its subsidiaries, not its general partner, to you.

RESPONSE: The Registrant respectfully submits that the organizational chart depicts that its sponsor will contribute Enviva, LP and its general partner to the Registrant in connection with the closing of this offering. The organizational chart is prefaced by a statement that such chart has been provided as a simplified diagram, and the ownership line connecting the Registrant and Enviva, LP in the organizational chart denotes that the Registrant will own 100% of the general partner and limited partner interest in Enviva, LP.

Organizational Structure, page 10

15.	Please either move the organization chart toward the beginning of the prospectus summary or provide a cross reference to the chart at the beginning of the prospectus summary. In this regard, we note there are many entities discussed in the pages preceding the organization chart, and it may facilitate investors’ understanding if they are able to see or know to refer to the organization chart early in the prospectus summary.

RESPONSE: The Registrant has revised the Registration Statement to provide a cross-reference to the organizational chart at the beginning of the prospectus summary. Please see page 1 of Amendment No. 1.

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Risk Factors, page 21

Risks Inherent in Our Business, page 21

Our level of indebtedness may increase and reduce our financial flexibility, page 29

16.	In this risk factor, you state that you currently have a $120.0 million senior secured credit facility. Please also disclose the level of your outstanding indebtedness.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 29 of Amendment No. 1.

Use of Proceeds, page 47

17.	We note that you intend to use the proceeds from this offering to reimburse capital expenditures of and pay a distribution to your sponsor. Please disclose the approximate amount intended to be used to reimburse capital expenditures and the approximate amount intended to be a distribution. In addition, for any material amount of proceeds used to reimburse capital expenditures incurred within one year, please describe such capital expenditures. Refer to Item 504 of Regulation S-K and Instruction 4 thereto.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Pursuant to the terms of a contribution agreement the Registrant intends to enter into in connection with this offering, and which the Registrant will file as an exhibit to the Registration Statement, the Registrant will issue common units representing limited partner interests, subordinated units representing limited partner interests and incentive distribution rights in the Registrant to its sponsor, and pay a distribution of the net cash proceeds from this offering to its sponsor, in part representing a reimbursement of preformation capital expenditures incurred with respect to the contributed assets, in full consideration for the sponsor’s contribution of assets to the Registrant. The Registrant will not be required to pay any additional consideration for the contributed assets or reimburse additional capital expenditures, other than as described above and in “Use of Proceeds” on pages 12 and 47 of Amendment No. 1.

To the fullest extent permitted by applicable tax laws, rules and regulations, the cash distribution to the sponsor from the net proceeds of this offering will be treated for U.S. federal income tax purposes as a reimbursement of preformation capital expenditures incurred with respect to the contributed assets by the sponsor during the 24 months prior to the contribution. Because the applicable test is based on a 24-month period ending the day of the closing of this offering, the Registrant will not be able to determine the portion of the cash distribution that will qualify, for tax purposes, to be treated as preformation capital expenditures until sometime following the closing of this offering. The Registrant respectfully advises the Staff, however, that the federal income tax treatment will have no impact on the amount of the cash

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distribution the Registrant will be required to make to its sponsor from the net proceeds of this offering. The Registrant has revised the disclosures on pages 12 and 47 of Amendment No. 1 to clarify the nature of the capital expenditure reimbursement.

As detailed above, the Registrant will not be required to make any additional distribution or reimbursement of capital expenditures as consideration for the contributed assets. The preformation capital expenditures made by the sponsor on the Registrant’s behalf constituted an equity investment and not a loan or other form of indebtedness; similarly, the reimbursement of such capital expenditures constitutes an equity payment and not the discharge of indebtedness. As such, the Registrant respectfully submits that Instruction 4 to Item 504 of Regulation S-K is not applicable to the use of proceeds of this offering.

Cash Distribution Policy and Restrictions on Distributions, page 51

General, page 51

Our Cash Distribution Policy, page 51

18.	You state that the board of directors of your general partner will adopt a cash distribution policy to the extent you have sufficient cash after the establishment of cash reserves and the payment of your expenses. We note in the penultimate bullet point on page 51 that your general partner will have the authority to establish and to change the amount of required cash reserves and that your partnership agreement does not set a limit on the amount of cash reserves that your general partner may establish. If, however, there is currently an established amount for cash reserves, please disclose such amount. Please also disclose what you consider sufficient cash, as well as the nature and approximate amount of expenses to be paid.

RESPONSE: The Registrant respectfully submits that the general partner has not currently established any cash reserves and has not yet determined whether it will establish cash reserves in the future. The Registrant has revised the Registration Statement to clarify that the general partner has not established cash reserves, and that it does not have any specific types of expenses for which it intends to establish reserves at the closing of this offering. Please see page 51 of Amendment No. 1.

Unaudited Pro Forma Cash Available for Distribution …, page 54

19.	You state that you would have been unable to pay any distributions on your common and subordinated units for the year ended December 31, 2012 and the twelve months ended September 30, 2013. Please specify the amount of deficiency for each quarter.

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RESPONSE: The Registrant has revised the Registration Statement to present unaudited pro forma cash available for distribution for each quarter in the year ended December 31, 2012 and the twelve months ended September 30, 2013, including, where applicable, the amount by which the minimum quarterly distribution per unit exceeded the total pro forma minimum cash distributions. Please see pages 55 and 56 of Amendment No. 1.

20.	Please continue to provide updated pro forma cash available for distribution in future amendments as the information becomes available. We note your forecast period for estimated cash available for distribution begins as of April 1, 2014. Prior to effectiveness, please ensure that you have provided disclosure of pro forma cash available for distribution through the period ended March 31, 2014.

RESPONSE: The Registrant will continue to provide updated pro forma cash available for distribution.

The Registrant respectfully submits that it intends to present pro forma cash available for distribution for the same period as the most recent audited period contained in the Registration Statement as well as, if applicable, a twelve-month period ending at the end of the most recent unaudited period contained in the Registration Statement. For example, if the Registration Statement contained audited financial statements for the year ended December 31, 2013, the Registrant would provide pro forma cash available for distribution for that year. If the Registration Statement contained unaudited financial statements for the quarter ended March 31, 2014, the Registrant would provide pro forma cash available for the twelve months ended March 31, 2014. However, if the Registration Statement does not contain unaudited financial statements for the quarter ended March 31, 2014 (for example, were the Registration Statement to be declared effective before May 15, 2014), only pro forma cash available for distribution for the year ended December 31, 2013 would be provided.

With respect to the forecast period for estimated cash available for distribution, the Registrant intends to include a period of four consecutive calendar quarters beginning either at the beginning of the calendar quarter in which the Registration Statement is declared effective or, if the Registration Statement is declared effective in the second half of such calendar quarter, beginning with the next calendar quarter. Accordingly, the period beginning April 1, 2014 (as currently reflected in the Registration Statement) contemplates a scenario where the Registration Statement is declared effective in the second half of the first quarter of 2014 or before the middle of the second quarter of 2014.

The Registrant believes it is appropriate to provide prospective investors with a forecast covering a period of roughly four quarters following the effectiveness of the Registration Statement and to provide pro forma cash available for distribution for the most recent audited and, if applicable, unaudited financial statements contained in the Registration Statement. The Registrant’s proposed presentation will, by virtue of the

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timing of inclusion of historical financial statements in registration statements, result in a one quarter period (either the quarter in which the Registration Statement is declared effective or the prior quarter) that is neither included in the pro forma period nor in the forecast. This is consistent with the overwhelming majority of the registration statements for recent IPOs of master limited partnerships such as the Registrant.

Estimated Cash Available for Distribution for the Twelve Months …, page 56

21.	We note that you intend to present estimated cash available for distribution for the twelve months ending March 31, 2015. Please tell us what consideration you gave to the guidance in Item 10(b)(2) of Regulation S-K to disclose a range of projections for sales and other operating revenue, net income, and estimated cash available for distribution based on varying reasonable assumptions. In addition, as you intend to make quarterly distributions, please provide similar tabular disclosure presenting the next four fiscal quarters individually to demonstrate the projected minimum quarterly distributions for each period, including quantifying any deficiencies. We may have comments on the assumptions and considerations used to generate your forecasts when such assumptions and considerations are included in the registration statement.

RESPONSE: In electing not to use a range of projections, the Registrant considered, among other things, the nature of its operations, including the pricing provisions of its long-term agreements, the variables likely to affect its business and the presentation used in other registration statements for recent IPOs of master limited partnerships, which the Registrant believes investors have come to expect.

The Registrant has revised the Registration Statement to include tabular disclosure presenting estimated cash available for distribution for each quarter in the twelve months ending March 31, 2015. Please see page 59 of Amendment No. 1.

How We Make Distributions to Our Partners, page 59

Operating Surplus and Capital Surplus, page 59

General, page 59

22.	Here and on page 61, you state that you do not anticipate that you will make any distributions from capital surplus. If known, please disclose the circumstances under which you would potentially make distributions from capital surplus. In addition, you state that if you were to make any distributions from capital surplus, the holder of the incentive distribution rights would generally not participate in any capital surplus distributions. Please clarify under what circumstances such holder might participate in such distributions. For example, if the holder of incentive distribution rights also held common units, would such holder participate in capital surplus distributions, and if so, to what extent?

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RESPONSE: The Registrant does not currently know of the circumstances under which it would potentially make distributions from capital surplus. The Registrant has revised the Registration Statement to state that “the incentive distribution rights would generally not participate in any capital surplus distributions”, rather than referring to “the holder” of the incentive distribution rights. In addition, the Registrant has revised the Registration Statement to describe the circumstance under which the incentive distribution rights would participate in capital surplus distributions. Please see page 62 of Amendment No. 1.

Incentive Distribution Right Holders’ Right to Reset Incentive Distribution Levels, page 65

23.	You state that you anticipate your general partner would exercise its reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit. Please explain how the reset right would facilitate these objectives.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see pages 68 and 69 of Amendment No. 1.

24.	On page 68, you state that the holders of your incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. Please disclose whether there are any restrictions on the ability to exercise the reset right multiple times. For example, must a certain amount of time pass between each reset?

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 71 of Amendment No. 1.

Management’s Discussion and Analysis …, page 75

Factors Impacting Comparability of Our Financial Results, page 76

As part of the Reorganization, certain assets and related liabilities …, page 78

25.	You state that your sponsor estimates the percentage of salary, benefits, third-party costs, office rent, expenses, and any other overhead costs to be provided to you. However, on pages 52 and 158, you state that your general partner will determine the expenses that are allocable to you. Please advise, or revise your disclosures to clarify this apparent inconsistency.

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RESPONSE: The Registrant’s limited partnership agreement, as amended and restated prior to the completion of this offering, will contain a provision that the Registrant is required to reimburse its general partner for all direct and indirect expenses the general partner incurs or payments it makes on the Registrant’s behalf and all other expenses allocable to the Registrant or otherwise incurred by its general partner in connection with operating the Registrant’s business. The Registrant respectfully submits that, pursuant to the terms of a Management Services Agreement entered in November 2012 (the “MSA”), Enviva Holdings, LP (“Enviva Holdings”) has provided corporate management and administrative services on behalf of Enviva, LP, the Registrant’s predecessor for accounting purposes, and has estimated the percentage of salary, benefits, third-party costs, office rent and expenses and any other overhead costs to be provided to Enviva, LP. The provision in the limited partnership agreement, which is included in the limited partnership agreements of substantially all master limited partnerships, becomes operative only if (i) the general partner provides any service that is outside the scope of the MSA or (ii) in the event the MSA is terminated without replacement. The Registrant does not believe either scenario is likely to occur in the foreseeable future.

The parties expect to enter into a new management services agreement that replaces the MSA (such agreement, the “New MSA”) in connection with the Registrant’s initial public offering and to employ each of the Registrant’s executive officers and the employees of Enviva, LP and its subsidiaries at a new wholly-owned subsidiary of Enviva Holdings, Enviva Management Company, LLC (“Enviva Management”). Following the execution of the New MSA, Enviva Management will provide all corporate management and administrative services on behalf of the Registrant and its subsidiaries and will receive an annual fee and reimbursement for all direct or indirect costs and expenses incurred by, or chargeable to, Enviva Management. The Registrant will file the MSA as Exhibit 10.6 to a subsequent amendment to the Registrant Statement, and the New MSA will be filed as an exhibit to a subsequent amendment to the Registration Statement when finalized.

Costs of Conducting our Business, page 79

Cost of Goods Sold, page 79

26.	Your disclosure on page 80 identifies certain costs that you believe are subject to inventory capitalization. Your disclosure further indicates that depreciation and amortization are expensed as incurred. Please clarify for us, and in your disclosure, whether or not you are capturing any amount of depreciation and amortization as a component of inventory costs. If you are not, please explain to us the basis for your accounting policy.

RESPONSE: We respectfully acknowledge the Staff’s comment. For the Staff’s convenience, we note that the Registrant accounts for inventory in accordance with ASC 330, Inventory, which requires the allocation of fixed production overheads to

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the costs of conversion, based on the normal capacity of the production facilities. Depreciation is considered a production cost and is capitalized into inventory based on normal production capacity. As the capacity at the Registrant’s facilities is fully contracted and the Registrant does not routinely maintain or intend to maintain significant levels of finished goods inventory, amounts capitalized in inventory related to depreciation have not been material.

For the Staff’s convenience, we note that the Registrant’s amortization included in Cost of Goods Sold is related to the acquisition of rights from a third party under a supply contract with a European power generator. We respectfully refer the Staff to our response to comment 39 included in this letter for additional details. The Registrant is applying the provisions of ASC 605-25-4, which state that costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) shall be deferred and charged to expense in proportion to the revenue recognized. As the acquisition costs are so closely related to the revenue to be generated from the related customer contract, the Registrant believes that the related amortization is not a component of inventory costs, but a component of the sale only.

The Registrant has revised the disclosure accordingly. Please see pages 82, 83, 85, 88, 97, F-11 and F-33 of Amendment No. 1.

Liquidity and Capital Resources, page 86

Senior Secured Credit Facilities, page 89

27.	On page 90, you refer to certain covenants and restrictions contained in your credit agreement. In your amendments and in any future periodic filings, please disclose whether you are in compliance with all material covenants and restrictions associated with your credit facilities. In addition, please provide disclosure of your actual ratios in comparison to your required ratios in financial statement periods where required ratios exist, and to the extent material, disclose the likelihood of your compliance with these covenants and restrictions for the foreseeable future.

RESPONSE: The Registrant acknowledges the Staff’s comment, and will disclose actual ratios in comparison to required ratios in financial statement periods where required ratios exist, which, under the Registrant’s credit agreement, begins with the quarter ending December 31, 2013.

The Registrant has revised the disclosure to indicate that, as of September 30, 2013, it was in compliance with all material covenants and restrictions, and that there were no events of default, associated with its credit agreement. Please see pages 93, F-16 and F-43 of Amendment 1.

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Critical Accounting Policies and Estimates, page 93

Asset Impairment Assessments, page 95

Goodwill page 95

28.	In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	a qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions; and

•	how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures for your reporting unit:

•	disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	provide a description of the assumptions that drive the estimated fair value;

•	provide a discussion of the uncertainty associated with these key assumptions; and

•	provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying values for your reporting unit, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

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RESPONSE: The Registrant acknowledges the Staff’s comment and respectfully advises that the Registrant recorded $4.9 million of goodwill, approximately 1.3% of total assets, in connection with a 2010 acquisition. For the years ended December 31, 2011 and 2012, the Registrant followed the provisions of ASC 350, Intangibles – Goodwill and Other in determining whether there was an indicator of impairment and elected to first assess the qualitative factors in accordance with the guidance at ASC 350-20-35-3A through 350-20-35-3G Qualitative Factors to determine whether it was necessary to perform the two-step goodwill impairment test outlined in ASC 350-20-35-4 through ASC 250-20-35-19. Because the Registrant concluded that it was not more likely than not that the fair value of the reporting unit is greater than its carrying value, the Registrant concluded that the first and second steps of the goodwill impairment test were unnecessary.

The Registrant has revised the Registration Statement accordingly. Please see pages 98-99 and F-35–F-36.

Industry Overview, page 96

29.	You state that the discussion in this section assumes an exchange rate of 0.62 pound sterling per U.S. dollar and 100 yen per U.S. dollar. Please disclose the dates on which these exchange rates are based.

RESPONSE: The Registrant has updated the exchange rates and the disclosure affected thereby and has provided the date on which the exchange rates are based. Please see pages 100, 102, 104 and 108 of Amendment No. 1.

Business, page 108

30.	In this section, please briefly describe the general development of your business, including the formation of Enviva Partners, LP and the Reorganization. Refer to Item 101(a) of Regulation S-K.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 115 of Amendment No. 1.

Our Assets, page 111

Our Production Plants, page 111

31.	Please disclose whether your production plants and other properties (e.g., your port operations and their storage capacities) are adequate for your current needs and capacity and storage requirements. Refer to Item 102 of Regulation S-K and Instruction 1 thereto.

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RESPONSE: The Registrant has revised the Registration Statement to indicate that it believes its production plants and other properties are adequate for its current needs. Please see pages 115, 118 and 119 of Amendment No. 1.

32.	On page 113, you state that you purchased a controlling interest in the Wiggins plant in October 2010. Please disclose the percentage of your controlling interest in this plant. In addition, please disclose the actual output for both this plant and the Southampton plant.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 117 of Amendment No. 1.

Customers, page 115

Other Sales, page 117

33.	In the second paragraph, you state that you sold wood pellets in October 2013 to a major Asian trading house, which was the largest delivery of wood pellets to South Korea to date. Please disclose the size of this delivery.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 121 of Amendment No. 1.

Competition, page 122

34.	In this section, please discuss the competitive conditions in your industry, an estimate of the number of competitors, and the principal methods of competition. Refer to Item 101(c)(1)(x) of Regulation S-K.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see pages 127 of Amendment No. 1.

Management, page 127

Management of Enviva Partners, LP, page 127

35.

In the third paragraph, you state that your executive officers will allocate their time between managing your business and affairs and the business and affairs of your sponsor. While you expect the amount of time such executive officers will devote to your business will vary in any given year, you state that your executive officers intend to devote as much time to the management of your business and affairs as is necessary for the proper conduct of your business and affairs. Please revise this sentence as appropriate in light of the possibility that your executive officers’

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fiduciary duties to your sponsor, along with potential other obligations, may prevent them from devoting as much time to your business and affairs “as is necessary” for the proper conduct of your business and affairs.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 132 of Amendment No. 1.

Conflicts of Interest and Fiduciary Duties, page 137

Conflicts of Interest, page 137

Our partnership agreement limits the liability of, and replaces the duties . . . , page 139

36.	Here and elsewhere in the prospectus, you state that the general partner has a contractual duty to manage you in a manner that it believes is not adverse to your interests. In other parts of the prospectus (e.g., page 138), you state that the directors and officers of your sponsor have a fiduciary duty to make decisions in the best interests of the owners of your sponsor. Given your general partner and sponsor share officers and directors, please disclose the method(s) by which you intend to resolve conflicts arising from situations in which decisions made in the best interests of the owners of your sponsor are adverse to your interests. We note the presumption on page 139 that the general partner acts in good faith, but please disclose the method(s) for reaching such “good faith” decisions. Similarly, please disclose any methods for resolving other conflicts of interest that may arise but are not necessarily in the best interests of your sponsor or adverse to your interests.

RESPONSE: The Registrant respectfully submits that if a decision would be adverse to the interests of the Registrant, other than where the general partner was acting in its individual capacity, it would generally be a breach of the contractual standard for the general partner to make the decision, such that the general partner would be prohibited from making the decision. As disclosed on page 145 of Amendment No. 1, “when the general partner is acting in its capacity as the Registrant’s general partner, as opposed to in its individual capacity, it must act in ‘good faith,’ meaning it must act in a manner that it believes is not adverse to our interest” (emphasis added). That is to say, the concept of resolving the conflict simply does not apply regardless of how beneficial the decision might be to the sponsor. In circumstances where the general partner is acting in its individual capacity (as described on page 35 of Amendment No. 1), the general partner would be free to act in the best interests of the sponsor, and there would be no conflict of interest.

The Registrant respectfully submits that the methods in which conflicts of interest where decisions are not necessarily in the best interests of the sponsor or adverse to the Registrant’s interests are described on page 144 of Amendment No. 1 (under “Procedures for Review, Approval and Ratification of Transactions with Related Persons”) and on page 145 (under “Conflicts of Interest”).

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We may not choose to retain separate counsel for ourselves …, page 140

37.	If appropriate, please revise the heading of this subsection to read, “We may choose not to retain separate counsel ….” As currently written, the heading may suggest that you do not have the ability to retain separate counsel.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 149 of Amendment No. 1.

Where You Can Find More Information, page 183

38.	In the last paragraph, please disclose whether you will provide limited partners with the annual report within 90 days following the close of your fiscal year and whether the information specified by Form 10-Q will be furnished to limited partners within 45 days after the close of each quarterly fiscal period. Refer to Part 15 of SEC Industry Guide 5.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 192 of Amendment No. 1.

Audited Financial Statements

Enviva, LP

Note 15 – Goodwill and Other Intangible Assets, page F-50

39.	We note you have capitalized certain costs associated with obtaining a pellet contract with a European utility. Please tell us and disclose the nature of the costs you have capitalized. Please also provide us with your basis for concluding that these costs associated with obtaining a supply contract should be capitalized.

RESPONSE: The Registrant respectfully acknowledges the Staff’s comments and advises that it acquired the rights under a supply agreement with a European power generator and recorded a related intangible asset. In determining the appropriate accounting policy, the Registrant evaluated the provisions of ASC 605-10-S99, A3F, question 3, which state that incremental direct costs incurred related to the acquisition or origination of a customer contract that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with ASC 605-20-25-4 or ASC 310-20-35-2. Under the provisions of ASC 605-25-4, costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) shall be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses and costs associated with the negotiation of a contract that is not consummated, shall be

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charged to expense as incurred. The Registrant concluded that the payments made were a direct and incremental cost of the customer contract and that deferral of the costs is the preferable method of accounting as the acquisition costs are so closely related to the revenue to be generated from the customer contract.

The Registrant has revised the Registration Statement accordingly. Please see page F-36.

Recent Sales of Unregistered Securities, page II-1

40.	You refer to the non-economic general partner interest in you issued to Enviva Partners GP, LLC and the 100% limited partner interest in you issued to Enviva Holdings, LP for $1,000. If applicable, please disclose the number of units covered by these interests as well as the portion of the $1,000 attributed to the general partner interest versus the limited partner interest.

RESPONSE: The Registrant respectfully advises the Staff that the 100% limited partner interest issued to Enviva Holdings, LP was not represented by units, and that the $1,000 is attributable solely to the 100% limited partner interest issued to Enviva Holdings, LP.

Undertakings, page II-2

41.	Please remove the Regulation S-K Item 512(a)(6) undertakings regarding the initial distribution of securities as these undertakings are applicable to securities registered pursuant to Securities Act Rule 415.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page II-2 of Amendment No. 1.

Index to Exhibits, page II-4

42.	Please tell us what consideration you gave to including the cash distribution policy to be adopted by your general partner (see page 59) and the employment agreements with your executive officers (see pages 130-131) as exhibits to the registration statement.

RESPONSE: The Registrant respectfully advises the Staff that the cash distribution policy to be adopted by the Registrant’s general partner is not a contract nor an instrument defining the rights of security holders, but rather a policy of the general partner setting forth the general partner’s intention with respect to the manner and method of determining the amount of cash to be distributed to its unitholders. As disclosed in the Registration Statement, neither the policy nor the limited partnership agreement of the Registrant impose an obligation on the Registrant to distribute any cash to unitholders, and the cash distribution policy may be modified by the board of directors of the Registrant’s general partner at any time. Because the cash

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distribution policy is not an instrument defining the rights of security holders nor a material agreement, the Registrant respectfully submits that there is no appropriate provision within Item 601 of Regulation S-K under which to file the cash distribution policy as an exhibit to the Registration Statement.

The Registrant did not include its employment agreements with its executive officers as exhibits to the Registration Statement because such employment agreements are in the process of being amended and restated. The Registrant has revised the Index to Exhibits in Amendment No. 1 to indicate that such employment agreements will be filed as exhibits to a subsequent amendment to the Registration Statement when finalized. Please see page II-4 of Amendment No. 1.

*            *             *            *            *

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Please direct any questions you have with respect to the foregoing responses or the supplemental materials to me at (713) 758-4629 or to Daniel B. Spelkin at (713) 758-2067.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

Enclosures

cc:	William H. Schmidt, Jr. – Enviva Partners, LP

Sean Wheeler – Latham & Watkins LLP